Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or “the Company”)

Interim Results for the Six Months Ended 30 June 2020

Advancing pipeline of next generation therapeutics and diagnostics for oncology and immune diseases of high unmet need

London, 30 September 2020 – Tiziana Life Sciences plc (“Tiziana”, AIM: TILS, NASDAQ: TLSA), a biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases today announces its interim results for the six months ended 30 June 2020.

Highlights during the period:

RESEARCH & DEVELOPMENT

CLINICAL PROGRAMMES

Foralumab

TZLS-401

Foralumab is a fully human engineered anti-CD3 monoclonal antibody (mAB). It was in-licensed in December 2014 from Novimmune.

As the only fully human engineered human anti-CD3 mAB in clinical development, Foralumab has significant potential advantages such as a shorter treatment duration and reduced immunogenicity. With completion of the intravenous dosing for our Phase 2a trial in Crohn’s Disease, Foralumab’s ability to modulate T-cell response enables potential extension into a wide range of other autoimmune and inflammatory diseases, such as multiple sclerosis, inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis.

Foralumab is being developed as both an immunosuppressive and immunomodulatory agent, with therapeutic benefits of rendering T-cells unable to orchestrate an immune response and induction of immune tolerance via maintenance of regulatory T-cells. There is further potential for Foralumab to be combined with the Company’s TZLS-501, a fully human anti-IL-6R mAB in development to target autoimmune and inflammatory diseases.

On 16 April, 2018, the Group entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at pre-dose, during treatment and at discharge. The mean blood pressure (BP) during the 5 days of treatment were; Cohort A (10 µg/d):124/73, Cohort B (50 µg/d): 119/67 and Cohort C (250 µg/d):113/65 compared to placebo:118/67). Heart rates, respiratory rates and oral temperatures were unchanged among the 3 cohorts compared to the placebo. Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 µg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. Based on the results we intend to conduct a Phase 2 trial in secondary progressive MS patients. Protocol for Phase 2 nasal clinical trial is finalized. The briefing package and protocol was submitted to FDA on July 22, 2020 requesting type C meeting and FDA response expected by mid October, 2020. The trial is anticipated to begin in Q4 2020.

An enteric-coated capsule formulation has been developed for oral administration of Foralumab. cGMP manufacturing of clinical trial materials for a Phase 1 study has been completed. The Phase 1 clinical trial for Foralumab in healthy volunteers was a single-center, single-arm, ascending dose study in which low doses (1.25, 2.5 and 5.0 mg/dose) of Foralumab and placebo were orally administered. The primary endpoint of the Phase 1 study was safety and tolerability of oral Foralumab in humans. The Phase 1 trial was initiated on December 2, 2019and results were reported on January 20, 2020 The proprietary oral formulation, comprising the lyophilized and stabilized free-flowing powder of formulated Foralumab encapsulated in an enteric-coated capsule, was well-tolerated at all doses tested and there were no drug-related safety issues even at the highest dose of 5 mg in this trial. Based on the positive outcome of the Phase 1 trial, a Phase 2 trial in Crohn’s Disease patients is expected to begin in Q2/Q3 2021.

Anti IL-6R mAb

TZLS-501, formerly NI-1201

TZLS-501 is a fully human engineered mAb targeting the interleukin-6 receptor (IL-6R). Tiziana Life Sciences licensed the intellectual property from Novimmune in January 2017. This fully human mAb has a unique mechanism of action that binds to both the membrane-bound and soluble forms of the IL-6R resulting in lowering of circulating levels of IL-6 in the blood. Excessive production of IL-6 is regarded as a key driver of chronic inflammation, associated with autoimmune diseases such as multiple myeloma, oncology indications and rheumatoid arthritis, and the Group believes that TZLS-501 may have potential therapeutic value for these indications.

In preclinical studies, TZLS-501 demonstrated the potential to overcome limitations of other IL-6 blocking pathway drugs. Compared to tocilizumab and sarilumab, while binding to the membrane-bound IL-6R complex TZLS-501 has shown a higher affinity for the soluble IL-6 receptor as seen from the antibody binding studies conducted in cell culture. TZLS-501 also demonstrated the potential to block or reduce IL-6 signalling in mouse models of inflammation. The soluble form of IL-6 has been implicated to have a larger role in disease progression compared to the membrane-bound form. (Kallen, K.J. (2002). “The role of transsignalling via the agonistic soluble IL-6 receptor in human diseases”. Biochimica et Biophysica Acta. 1592 (3): 323–343.).

On April 9, 2020 Tiziana announced the clinical development of anti-IL6R mAb as a treatment for “cytokine storm” induced lung damage in COVID-19 patients. Early clinical studies conducted by doctors in China suggest that anti-IL6R mAb may be used in clinical practice for treatment of COVID-19.  Consequently, China’s National Health Commission has recommended the use of Roche’s blockbuster drug, Actemra® for treatment of patients infected with COVID-19, with serious lung damage and elevated IL6 levels. Actemra® was first approved by the FDA in 2010 for rheumatoid arthritis. Besides Actemra®, Sanofi and Regeneron are currently exploring Kevzara®, an FDA-approved anti-IL-6 receptor therapy for rheumatoid arthritis, for treatment of severe COVID-19. The Company believes that of TZLS-501 may have greater clinical effect than Actemra® or Kevzara® based on higher binding affinity for IL6 receptor complex compared to Actemra® and Kevzara®. Also TZLS-501 reduces circulating levels of IL6 via the trans-signaling pathways.

The treatment utilizes a novel mode of administrationusing hand-held nebulizer to deliver aerosolized anti-IL6R mAb solution to inflamed tissue of deep lung. On April 9,2020, Tiziana announced filing of patent application in support of treatment of COVID-19 utilizing Anti-IL6R via inhaled delivery (Kunwar Shailubhai, inventor). Initial work on CMO selection, technology transfer and transfer of lead cell line candidate from Novimmune to CMO initiated in April 2020. A rigorous CMO selection process was initiated in April and STC Biologics, a boutique CMO located in Newton MA was selected as the finalist based on their ability to deliver drug substance (DS) in approximately 10 months timeline and most competitive pricing. Tiziana shipped a lead non-clonal cell line from Novimmune to STC Biologics in June 2020. STC Biologics is expanding the cell line, establishing monoclonality, screening for cell line stability and antibody titer and expanding the monoclonal cell line to larger scale for development and cGMP manufacturing.  Concurrently they are purifying a batch of monoclonal antibody from the 70L Novimmune pilot batch, manufactured using the lead, non-clonal cell line.  STC’s generic downstream process is being used for the purification of test article for Inhalation Safety Toxicology studies using  Cynomolgous monkeys at ITR Laboratories Canada

Work at Sciarra Laboratories in Hicksville, NY was initiated in May 2020, Sciarra is currently evaluating two hand-held nebulizer devices for use in the study and characterizing physical/performance characteristics. Once a device has been selected, a few candidate formulations of anti-IL6R mAb, from formulation development studies at STC Biologics, will be manufactured at small scale and evaluated using the devices. Sciarra will execute cGMP manufacturing of drug product solution, packaging and ICH stability studies in Q1 2021.

In July 2020, Tiziana engaged FHI clinical as CRO to conduct Phase1/2 clinical trials of TZLS-501 in for the COVID-19 indication. FHI Clinical is a CRO specializing in infectious disease and COVID-19 clinical trials, located in Durham North Carolina. Initial scope of work is regulatory, preparing for a FDA Type C meeting in Q4 2020. FHI will help design a multisite, Phase1/2 adaptive trial with sites located mostly ex-US in COVID-19 hot spots to speed enrollment to start in Q1 2021

In August 2020, Brand Institute was engaged for selection, qualification and Application for INN and USAN non-proprietary names for anti-IL6R mAb (TZLS-501)

ITR Laboratories Canada specializes in inhalation toxicology studies in primates and will start inhalation safety toxicology studies in Cynomolgous monkeys in October 2020 using the purified, characterized anti-IL6R mAb test. Results from the study will be used to establish dosing for the Phase 1 study in healthy volunteers.

The Company is actively evaluating alternative, non-parenteral routes of monoclonal antibody (mAb) administration, namely oral, nasal and inhalation routes, to facilitate topical or local therapeutic action.

Milciclib

TZLS-201

Milciclib, Tiziana’s lead small molecule drug, was exclusively licenced in January 2015 from Nerviano Medical Sciences. Milciclib is an orally bioavailable, broad spectrum inhibitor of Cyclin Dependent Kinases (CDKs): 1, 2, 4, 5 and 7 and Src family kinases. Cyclin dependent kinases are a family of highly conserved enzymes that are involved in regulating the cell cycle. Src family kinases regulate cell growth and potential transformation of normal cells to cancer cells. A unique feature of Milciclib is its ability to reduce microRNAs, miR- 221 and miR-222, which silence gene expression. miR-221 and miR-222 promote the formation of blood vessels (angiogenesis) that are important for the spread of cancer cells (metastasis). Levels of these microRNAs are consistently increased in hepatocellular carcinoma (“HCC”) patients and may contribute towards resistance to treatment with Sorafenib. As a result, the Group are investigating Milciclib both as a monotherapy and as a combination treatment with Sorafenib.

To date, Milciclib has been studied in a total of eight completed and ongoing Phase 1 and 2 clinical trials in 316 patients. In these trials, Milciclib was observed to be well-tolerated and showed initial signals of anti-tumour action.

The Group initiated a Phase 2a trial (CDKO-125a-010) of Milciclib safety and tolerability as a single therapy in Sorafenib-resistant patients with HCC in the first half of 2017. Typically, this population of patients have an advanced form of the disease with poor prognosis and an average overall survival expectancy of 3-5 months In May 2018, the Independent Data Monitor committee (IDMC) completed an interim analysis of tolerability data from the first eleven treated patients and recommended expansion of the initial cohort to an additional 20 patients to complete the trial enrolment, which was completed in December 2018.

The Phase 2a trial was completed in June 2019 with clinical safety and efficacy result reported in July 2019. Since overexpression of CDKs and dysregulation in pRB pathway (regulates transcription factors critical for cell cycle progression) are prominently associated with tumor cell resistance to certain chemotherapeutic drugs, inhibition of multiple CDKs is an appealing approach to improve clinical responses in cancer patient’s refractory to existing treatment options. A Phase 1 dose-escalation study of Milciclib in combination with gemcitabine in patients with refractory solid tumors exhibited clinical activity in patients including those refractory to gemcitabine. We plan to explore a combination approach in patients with HCC.

On May 14, 2020 the Company announced the online publication of two abstracts on clinical studies with Milciclib, a small molecule pan-inhibitor of cyclin dependent kinases (CDKs) in the proceedings of the virtual annual meeting of American Society of Clinical Oncology 2020 (ASCO20). The first abstract reported Phase 2a clinical data with orally administered Milciclib in sorafenib-resistant hepatocellular carcinoma (HCC) patients, for which it met the primary endpoint, that oral treatment with Milciclib was well tolerated with manageable toxicities and no recorded drug-related deaths. The second abstract reported preliminary clinical data from an ongoing investigator-originated trial with a combination of orally administered Milciclib and Regorafenib in liver transplant patients with recurrent HCC. Thus far, the study has shown mean AFP levels (a common tumor biomarker) reduced by approximately 20% within one month of treatment.

StemPrintER™

StemPrintER is a multi-gene signature assay intended for use in patients diagnosed with estrogen-receptor positive ER+/HER2 negative breast cancers. The Group believes this in-vitro prognostic test will be used in conjunction with clinical evaluation to identify those patients at increased risk for early and/or late metastasis.

On May 29, 2020, the Company announced results from from a poster selected for discussion session at the American Society of Clinical Oncology (ASCO) Virtual Conference, demonstrating the superiority of StemPrintER stem cell based genomic prognostic tool versus the market leader, Oncotype DX, in predicting recurrence in ER+/HER2- postmenopausal breast cancer patients.  A second poster describing results on prediction of distant recurrence using a next generation StemPrintER model, named SPARE, presented in a separate ASCO session, showed even more refined accuracy than standard clinicopathological markers in predicting risk of distant recurrence. The company also announced its plans to demerge StemPrintER and SPARE technology and create a separate company to advance commercialization of the technology.

Intellectual Property

●	On April 24.2020 the Company announced that it has acquired all of the intellectual property relating to a nanoparticle-based formulation of Actinomycin D (Act D; a.k.a. Dactinomycin), from Rasna Therapeutics, Inc for potential use as a treatment for Coronavirus infection.

●	On June 19, 2020, the Company announced that the United States Patent and Trademark Office (“USPTO”) has granted a patent covering its proprietary platform technology for the oral administration of Foralumab, its proprietary fully human monoclonal antibody, and all other anti-CD3 monoclonal antibodies (mAb).

●	Three US Patent Applications filed in the reporting period:

○	IL-6 Antibodies for the treatment of Coronavirus (COVID-19; No. 62/987,837 filed March 10, 2020)

○	IL-6/IL-6R Antibodies to treat Coronavirus (No. 63/006,612 filed April 7, 2020)

○	Composition of IL-6/IL-6R antibodies and Dactinomycin and methods of use thereof (No. 63/014,800 filed April 24, 2020)

Highlights post period:

●	Three US Patents were issued in September 2020:

○	Patent No. 10,759,858 B2: Use and methods of treatment of Crohn’s disease with Foralumab (Tiziana Press Release August 18, 2020)

○	Patent No. 10,758,541 B2: Use of Milciclib in Combination with Tyrosine Kinase Inhibitors for Treatment of Hepatocellular Carcinoma and other Cancers (Tiziana Press Release August 21, 2020)

○	Patent No. 10,759,862 B2: Methods and Use of Anti-IL-6/IL-6 receptor mAbs as Prophylactic and Therapeutic Interventions for Covid-19 and other pulmonary diseases (Tiziana Press Release August 24, 2020)

●	Two US Patent Applications were filed:

○	CD-3 Antibodies for the treatment of Coronavirus (No. 63/058,978 filed July 30, 2020)

○	Composition and methods for augmenting chimeric antigen receptor (CAR) T cell therapies (No. 63/058,783 filed July 30, 2020)

●	On September 16, 2020 the Company announced its plans for demerging its StemPrintER asset into a separate and independently listed public company, Accustem Sciences Limited. Accustem Sciences will begin the process of seeking CE Mark approval in November of 2020 with anticipated commercialization in Europe in the second quarter of 2021. Subsequently, the Company also intends to seek FDA approval.

FINANCIAL

●	For the six months to 30 June 2020 the consolidated Group made a loss of £3.91m (restated six months to 30 June 2019: £3.57m).

●	The Group ended the period with £7.2m cash as at 30 June 2020 (31 December 2019: £153k).

The Company continues to carefully manage its working capital position and continues the process, as referred to below, to seek to raise further funds through the issue of ADSs through a United States Offering as well as through private placements.

Contacts:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880
Robert Emmet	+44 (0)20 3981 4173

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA, UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. The Company is continuing development of milciclib, a small molecule, orally-bioavailable, broad spectrum inhibitor of Cyclin Dependent Kinases for treatment of hepatocellular carcinoma and other liver cancers. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

EXECUTIVE CHAIRMAN’S STATEMENT

I am pleased to report on the Group’s financial results for the six months ended 30 June 2020.

Background

Tiziana Life Sciences plc is a publicly-listed (NASDAQ: TLSA; AIM: TILS) biotechnology company focused on the discovery and clinical development of innovative therapeutics for cancers, autoimmune and inflammatory diseases. The Group combines field-leading medical scientists, providing deep knowledge and novel insights into disease mechanisms, together with a highly experienced clinical development team. Since its foundation in 2013, Tiziana Life Sciences has expanded its pipeline of assets to include clinical stage development therapeutic candidates in both oncology and immunology, as well as a pre-clinical drug discovery pipeline of small molecule New Chemical Entities.

The business employs a lean and virtual business model using highly experienced teams of experts for each business function to maximize value accretion and focus capital on the drug development and discovery processes.

Financial summary

The Group has made a loss for the six months to 30 June 2020 of £3.91m (restated six months to 30 June 2019: £3.57m). The loss is detailed in the consolidated statement of comprehensive income.

The Group ended the period with £7.2m cash as at 30 June 2020 (31 Dec 2019: £153k).

Fund raising

During the six months to 30 June, 2020, Tiziana raised £12.9m funds. £8.1m was raised through a public offering on the NASDAQ Global Market, £2.8m through an ‘At the market’ sales agreement and £2.0m through the exercise of warrants and options.

The Company also successfully raised $57.25 miillion through registered direct offering of American Depositary Shares (“ADSs”) on the NASDAQ Global Market in August 2020.

Funds raised by Tiziana will be used to fund the development of the Group’s clinical stage assets Milciclib and Foralumab, to meet the Group’s ongoing liabilities in respect of license agreements, and for general working capital purposes.

Research & Development

Research is planned to extend the intellectual property on our innovative lyophilized foralumab antibody powder in enteric–coated capsule platform technology to other anti-TNF monoclonal antibodies, namely adalimumab (Humira®) and infliximab (Remicade®), as well as anti-IL6R mAb (TZLS-501).

Additionally, lyophilized antibody powder of adalimumab will be tested for efficacy in a validated mouse IBD model.

A pre-clinical study highlighting synergistic anti-HCC effect of milciclib in combination with tyrosine kinase inhibitor such as sorafenib was submitted and accepted for publication in the Journal of Translation Science.

COVID-19

We remain cognisant of the potential impact of coronavirus (COVID-19) on our operations and have taken the steps necessary to maintain the integrity of the Company’s assets and the health and wellbeing of our employees. The Company is well financed, resilient and well positioned to weather any financial downturn occurring as a result of the outbreak. Indeed, the Company has raised additional funds of $57m during a US offering in August 2020.

We are also aware of the responsibility we have as a member of the global healthcare community and are developing investigational new technology to treat COVID-19 infections.

Outlook

It has been a busy six months for the Company as we continue to progress our pipeline of drugs to treat rare cancers and difficult to treat autoimmune inflammatory diseases.

Tiziana is set to sponsor a Phase II nasal foralumab trial in Secondary Progressive MS Patients treated with Ocrevus (ocrelizumab). Clinical protocol for Phase 2 nasal clinical trial has been finalized and submitted to the FDA along with the Briefing package on July 22, 2020 requesting a type C meeting. The FDA response is expected back by mid October , 2020, with a clinical trialanticipated to begin in 4Q2020.

The Company is working with investigators in Brazil who will conduct a clinical trial in COVID-19 patients with nasally-administered Foralumab to evaluate its ability to suppress inflammation in the nasal and respiratory tract, the primary sites of Covid-19 induced inflamation. In view of the importance and urgency to develop an effective therapy for COVID-19 immediately, the Company, scientists at the Harvard Medical School and the scientific team at Santa Casa de Misericórdia de Santos Hospital (Jabaquara, Santos, Brazil) are working very quickly to start this clinical study in Q4 2020.

Upon successful completion of Phase I trial in healthy volunteers using our novel oral enteric-coated capsule formulation of Foralumab, Tiziana is in discussion with CROs to design and conduct a Phase II clinical trial in moderate to severe Crohn’s disease patients with orally administered foralumab.

Tiziana has expedited its clinical development plan for its anti-Interleukin-6-Receptor (TZLS-501), a fully human monoclonal antibody, for the treatment of COVID-19 patients. Since April 2020, it has signed agreements with four contract research organizations (“CROs”) to initiate GMP manufacturing (STC Biologics), develop inhalation technology (Sciarra Labs), conduct inhalation safety toxicity study in monkeys (ITR Laboratories Canada) and initiate a human clinical trial in COVID-19 patients (FHI Clinical). The Company intends to initiate the clinical study in Q1 2021.

Looking ahead, Tiziana is confident that it is well positioned to advance these programs to their next respective value inflection points.

Gabriele Cerrone

Executive Chairman

Consolidated Statement of Comprehensive Income
for the six months ended 30 June 2020

		6 months to 30 June	Restated 6 months to 30 June	12 months to 31 Dec
	Notes	2020	2019	2019
		£’000	£’000	£’000
		(unaudited)	(unaudited)

Research and development		(760)	(1,507)	(2,910)
Operating expenses		(3,169)	(2,138)	(4,864)

Operating loss		(3,929)	(3,645)	(7,774)

Financial income	12	-	-	1
Finance expense	12	(5)	(5)	(73)

Operating loss before taxation	5	(3,934)	(3,650)	(7,846)

Taxation		-	27	540

Operating loss after taxation		(3,934)	(3,623)	(7,306)

Net loss for the period attributable to equity owners		(3,934)	(3,623)	(7,306)

Other comprehensive income for the period		23	52	129

Total comprehensive loss attributable to equity owners		(3,911)	(3,571)	(7,177)

Basic and diluted loss per share (pence)
Basic and diluted loss per share on continuing operations	6	(2.6p )	(2.6p )	(5.4p )
Total basic and diluted loss per share		(2.6p )	(2.6p )	(5.4p )

Consolidated Statement of Financial Position

as at 30 June 2020

		30 June	Restated 30 June	31 Dec
	Notes	2020	2019	2019
		£’000	£’000	£’000
		(unaudited)	(unaudited)

Assets
Non-Current assets:
Property, plant and equipment	7	5	5	5
Finance lease receivable		236	-	113
Right-of-use assets		308	358	329
Other non-current assets		217	217	217
Total Non-current assets		766	580	664

Current assets:
Trade and other receivables	8	2,013	245	478
Taxation receivable		513	827	513
Cash and cash equivalents		7,200	445	153
Total current assets		9,726	1,517	1,144

Total assets		10,492	2,097	1,808

Equity and liabilities

Shareholders’ equity

Called up share capital		4,992	4,094	4,099
Share premium		38,390	25,120	25,194
Share based payment reserve	9	4,806	3,021	5,662
Shares to be issued reserve		1,265	1,398	1,099
Capital reduction reserve		31,183	31,183	31,183
Other reserve		(28,286)	(28,286)	(28,286)
Translation reserve		(78)	(61)	15
Retained earnings		(47,330)	(39,463)	(43,146)
Equity attributed to the owners of the Company		4,942	(2,994)	(4,180)

Current liabilities:
Trade and other payables	11	4,597	4,727	4,851
Lease liabilities		322	87	212
Related party payable		323	-	451
Other liabilities		-	-	63
		5,242	4,814	5,577
Long term liabilities:
Lease Liabilities – non-current		308	277	411

Total Liabilities		5,550	5,091	5,988

Total Equity and Liabilities		10,492	2,097	1,808

Consolidated Statement of Cash Flows
for the 6 months ended 30 June 2020

	6 months to 30 June	Restated 6 months to 30 June	12 months to 31 Dec
	2020	2019	2019
	£’000	£’000	£’000
	(unaudited)	(unaudited)

Cash flows from operating activities

Total comprehensive loss for the period before tax	(3,934)	(3,650)	(7,846)
Convertible loan interest	215	5	39
Loss on disposal of right of use asset	-	-	56
Amorisation of right of use asset	21	-	-
Shares issued in lieu of fees	-	-	82
Share based payment – options	979	164	992
Issue of share capital (Loan conversion)	(190)	-	-
Cancellation of options	(23)	-	-
Share based payment – warrants	310	-	-
Net (increase) / decrease in operating assets - Trade / other receivables	(1,894)	3	(100)
Net increase / (decrease) in operating liabilities - Trade / other liabilities	(445)	(307)	325
Depreciation	2	7	198
Loss on foreign exchange	(105)	56	129

Net cash used in operating activities	(5,068)	(3,722)	(6,125)

Cash inflow from taxation	-	-	800

Net cash used in operating activities	(5,064)	(3,722)	(5,325)

Cash flow from financing activities
Proceeds from issuance of ordinary shares	10,899	2	-
Proceeds from issuance of warrants	1,940	-	1,473
Proceeds from issuance of options	91	-	-
Cost of fundraising	(824)
Repayment of leasing liabilities	7	-	(157)
Net cash generated from financing activities	12,113	2	1,316

Cash flows from investing activities
Acquisition of property, plant and equipment	(2)	-	(3)
Acquisition of other investments	-	-
Net cash outflow from investing activities	(2)	-	(3)

Net increase / (decrease) in cash and cash equivalents	7,047	(3,720)	(4,012)

Cash and cash equivalents at beginning of period	153	4,165	4,165

Cash and cash equivalents at end of period	7,200	445	153

Consolidated Statement of Changes in Equity

for the six months ending 30 June 2020 and restated 30 June 2019

(Unaudited)	Share Capital	Share Premium	Share Based Payment Reserve	Warrants	CLN Reserve	Capital Reduction Reserve	Translation Reserve	Other Reserve	Retained Earnings	Total Equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Balance at 1 January 2020	4,099	25,194	3,850	1,812	1,099	31,183	15	(28,286)	(43,146)	(4,180)

Transactions with owners

Issue of share capital (Fundraise & ATM)	598	10,301	-	-	-	-	-	-	-	10,899

Cost of fundraising	-	(824)								(824)

Issue of share capital (Warrants)	150	2,503	-	-	-	-	-	-	-	2,653

Issue of share capital (Loan conversion)	132	1,137	-	-	(1,459)	-	-	-	-	(190)

Issue of share capital (Options)	13	78	-	-	-	-	-	-	-	90

Convertible loan note interest	-	-	-	-	216	-	-	-	(216)	-

Share based payments (options)	-	-	979	-	-	-	-	-	-	979

Share based payments (warrants)	-	-	-	(473)	70	-	-	-	-	(402)

Forfeiture of options	-	-	(22)	-	-	-	-	-	-	(22)

Total transactions with owners	893	13,196	956	(473)	(1,173)	-	-	-	(216)	13,183

Comprehensive income

Loss for the period	-	-	-	-	-	-	-	-	(3,934)	(3,934)
Foreign currency translation	-	-	-	-	-	-	(105)	-	-	(105)
Loss on disposal of asset	-	-	-	-	-	-	-	-	(34)	(34)
OCI-FX	-	-	-	-	-	-	12	-	-	12

Total comprehensive income	-	-	-	-	-	-	(93)	-	(4,184)	(4,061)

Balance at 30 June 2020	4,992	38,390	4,806	1,339	(74)	31,183	(78)	(28,286)	(47,330)	4,942

(Unaudited)	Share Capital	Share Premium	Capital Reduction Reserve	Share Based Payment Reserve	Shares to Be Issued Reserve (warrants	Other Reserve	Translation Reserve	Retained Earnings	Total Equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Balance as at 1 January 2019	4,094	25,894	31,183	2,857	548	(28,286)	(113)	(35,766)	411

Prioer period adjustment	-	(777)	-	-	851	-	-	(74)	-

Restated balance at 1 January 2019	4,094	25,117	31,183	2,857	1,399	(28,286)	(113)	(35,840)	411

Transactions with owners

Issue of share capital	-	3	-	-	-	-	-	-	3

Share based payments (options)	-	-	-	662	-	-	-	-	662

Forfeiture of options				(498)	-				(498)

Share based payments (warrants)	-	-	-	-	(1)	-	-	-	(1)

Total transactions with owners	-	3	-	164	(1)	-	-	-	166

Comprehensive income

Loss for the period	-	-	-	-	-	-	-	(3,623)	(3,623)

Foreign currency translation	-	-	-	-	-	-	52	-	52

Total comprehensive income	-	-	-	-	-	-	52	(3,623)	(3,571)

Balance at 30 June 2019	4,094	25,120	31,183	3,021	1,398	(28,286)	(61)	(39,463)	(2,994)

	Share Capital	Share Premium	Capital Reduction Reserve	Share Based Payment Reserve	Shares to Be Issued Reserve (warrants)	Convertible Loan Note Reserve	Other reserve	Translation reserve	Retained Earnings	Total Equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Balance as at 1 January 2019	4,094	25,894	31,183	2,857	548	-	(28,286)	(113)	(35,766)	411

Prioer period adjustment	-	(777)	-	-	851	-	-	-	(74)	-

Restated balance as at 1 January 2019	4,094	25,117	31,183	2,857	1,399	-	(28,286)	(113)	(35,840)	411
Transactions with owners
Issue of share capital in lieu of fees	5	77	-	-	-	-	-	-	-	82
Convertible loan notes issued	-	-	-	-	-	1,473	-	-	-	1,473
Convertible loan note interest	-	-	-	-	-	39	-	-	-	39
Share based payment (options)	-	-	-	993	-	-	-	-	-	993
Issuance of warrants	-	-	-	-	413	(413)	-	-	-	-
Total transactions with owners	5	77	-	993	413	1,099	-	-	-	2,587

Comprehensive income
Exchange differences on translating foreign operations	-	-	-	-	-	-	-	128	-	128
Loss for the year	-	-	-	-	-	-	-	-	(7,306)	(7,306)
Total comprehensive income	-	-	-	-	-	-	-	128	(7,306)	(7,178)

Balance as at 31 December 2019	4,099	25,194	31,183	3,850	1,812	1,099	(28,286)	15	(43,146)	(4,180)

Notes to the Interim Financial Statements

for the six month period to 30 June 2019

1.	GENERAL INFORMATION

Tiziana Life Sciences plc is a public limited company incorporated in the United Kingdom under the Companies Act and quoted on the AIM market of the London Stock Exchange (AIM: TILS) and on the NASDAQ Capital Market (NDAQ: TLSA). The principal activities of the Company and its subsidiaries (the Group) are that of a clinical stage biotechnology company focussed on targeted drugs to treat diseases in oncology and immunology.

These financial statements are presented in thousands of pounds sterling (£’000) which is the functional currency of the primary economic environment in which the Company operates.

2.	ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all the years presented unless otherwise stated.

Basis of preparation

These interim consolidated financial statements have been prepared using accounting policies based on International Financial Reporting Standards (IFRS and IFRIC Interpretations) issued by the International Accounting Standards Board (“IASB”) as adopted for use in the EU. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 31 December 2019 Annual Report and Financial Statements. The financial information has not been prepared (and is not required to be prepared) in accordance with IAS 34 Interim Financial Reporting. The annual consolidated financial statements of the group are prepared in accordance with IFRS as adopted by the European Union. The comparative financial information for the year ended 31 December 2019 included within this report does not constitute the full statutory Annual Report for that period.

As permitted by section 408 of the Companies Act 2006, a separate profit and loss account for the Company has not been presented in these financial statements.

Going Concern

The Group incurred losses during the year and has net liabilities at the year end.

The Group is in the early stages of developing its business focusing on the discovery and development of novel molecules that treat human disease in oncology and immunology. The directors expect the company to incur further losses and to require significant capital expenditure in continuing to develop clinical stage development therapeutic candidates in both oncology and immunology. The company has successfully funded clinical trials to date and is in the process of securing additional investment for purposes of continuing to fund their clinical trials moving forward.

The directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation.  On the basis of those projections, the directors conclude that the company will be able to meet its liabilities as they fall due for the foreseeable future, and therefore that it is appropriate to prepare the financial statements under the going concern basis of preparation.

However, until and unless the Group secures sufficient investment to fund their clinical trials, there is a material uncertainty about the Group’s ability to continue as a going concern, and therefore about the applicability of the going concern basis of preparation.  The financial statements do not include the adjustments that would be required if the going concern basis of preparation was considered inappropriate.

New and Revised Standards

Standards in effect in 2020

IFRS in issue but not applied in the current financial statements

The Directors do not expect that the adoption of new IFRS Standards, Interpretations and Amendments that have been issued but are not yet effective will have a material impact on the financial statements of the Group in future periods.

Beyond the information above, it is not practicable to provide a reasonable estimate of the effect of these standards until a detailed review has been completed.

A number of IFRS and IFRIC interpretations are also currently in issue which are not relevant for the Group’s activities and which have not therefore been adopted in preparing these financial statements.

Basis of consolidation

Subsidiary undertakings are all entities over which the Group has the power to govern the financial and operating policies of the subsidiary and therefore exercises control. The existence and effect of both current voting rights and potential voting rights that are currently exercisable or convertible are considered when assessing whether control of an entity is exercised. Subsidiaries are consolidated from the date at which the Group obtains control and are de-consolidated from the date at which control ceases.

Business combination

The consolidated position of the Group is as a result of the reverse acquisition of Alexander David Investments plc by Tiziana Pharma Ltd and the subsequent listing of the Company as Tiziana Life Sciences Plc on 24 April 2014. Tiziana Pharma Limited was incorporated on 4 November 2013 and prepared its first set of financial statements to 31 December 2014. Therefore, the parent and subsidiary had the same reporting date but Tiziana Pharma Limited had a long period of account. No adjustment was made in the consolidated financial statements for the difference in length of reporting period because the only transaction in Tiziana Pharma Limited at 31 December 2013 was the issue of ordinary share capital of £1.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated upon consolidation. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The Board allocates resources to and assess the performance of the segments. The Board considers there to be only one operating segment being the research and development of biotechnological and pharmaceutical products.

Taxation

The tax expense for the year represents the total of current taxation and deferred taxation. The charge in respect of current taxation is based on the estimated taxable profit for the year. Taxable profit for the year is based on the profit as shown in the income statement, as adjusted for items of income or expenditure which are not deductible or chargeable for tax purposes. The current tax liability for the year is calculated using tax rates which have either been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and expected to apply when the related deferred tax is realized, or the deferred liability is settled. Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

Foreign currency translation

Foreign currency transactions are translated using the rate of exchange applicable at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-translation at the year end of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

On consolidation, the assets and liabilities of foreign subsidiaries are translated into Pound Sterling at the rate of exchange prevailing at the reporting date and their statements of comprehensive income are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in other comprehensive income. On disposal of a foreign subsidiary, the component of other comprehensive income relating to that particular foreign subsidiary is recognised in profit or loss.

License fees

Payments related to the acquisition of rights to a product or technology are capitalised as intangible assets if it is probable that future economic benefits from the asset will flow to the entity and the cost of the asset can be reliably measured.

Payments made which provide the right to perform research are carefully evaluated to determine whether such payments are to fund research or acquire an asset. Licence fees expenses are recognised as incurred.

Research and development

All on-going research and development expenditure is currently expensed in the period in which it is incurred. Due to the regulatory environment inherent in the development of the Group’s products, the criteria for development costs to be recognised as an asset, as set out in IAS 38 ‘Intangible Assets’, are not met until a product has been granted regulatory approval and it is probable that future economic benefit will flow to the Group. The Group currently has no qualifying expenditure.

Financial instruments

The Group classifies a financial instrument, or its component parts, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

The Group evaluates the terms of the financial instrument to determine whether it contains an asset, a liability or an equity component. Such components shall be classified separately as financial assets, financial liabilities or equity instruments.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)	Financial assets, initial recognition and measurement and subsequent measurement

All financial assets not recorded at fair value through profit or loss, such as receivables and deposits, are recognized initially at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. The measurement of financial assets depends on their classification. Financial assets such as receivables and deposits are subsequently measured at amortized cost using the effective interest method, less loss allowance.

The Group does not hold any financial assets at fair value through profit or loss or fair value through other comprehensive income.

(b)	Financial liabilities, initial recognition and measurement and subsequent measurement

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is a derivative. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

The Group’s financial liabilities include trade and other payables.

Warrants

Warrants issued by the Group to investors as part of a share subscription are compound financial instruments where the warrant meets the definition of a financial liability.

The financial liability component is initially measured at fair value in the Consolidated Statement of Financial Position. Equity is measured at the residual between the subscription price for the entire instrument and the liability component. The financial liability component is remeasured depending on its classification. Equity is not remeasured.

Investments

Investments are held as non-current assets and comprise investments in subsidiary undertakings and are stated at cost less provision for any impairment.

Share capital

Ordinary shares of the Company are classified as equity.

Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

(ii)	Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

The estimated useful lives for the current period and the comparative period are as follows.

Fixtures and fittings	5 years
IT and equipment	3 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Depreciation is allocated to the operating expenses line of the income statement.

Impairment

Impairment of financial assets measured at amortised cost

At each reporting date the Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost.

In establishing the appropriate amount of loss allowance to be recognised, the Group applies either the general approach or the simplified approach, depending on the nature of the underlying group of financial assets.

General approach

The general approach is applied to the impairment assessment of refundable lease deposits and other refundable lease contributions, restricted cash and cash and cash equivalents.

Under the general approach the Group recognises a loss allowance for a financial asset at an amount equal to the 12-month expected credit losses, unless the credit risk on the financial asset has increased significantly since initial recognition, in which case a loss allowance is recognised at an amount equal to the lifetime expected credit losses.

Simplified approach

The simplified approach is applied to the impairment assessment of trade receivables.

Under the simplified approach the Group always recognises a loss allowance for a financial asset at an amount equal to the lifetime expected credit losses.

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Non-financial assets are impaired when its carrying amount exceed its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value.

Leases

IFRS 16 Leases was issued in January 2016 and was implemented by the Group from 1 January 2019. The Standard replaces IAS 17 and requires lease liabilities and ‘right of use’ assets to be recognised on the balance sheet for almost all leases. The adoption methodology of IFRS 16 is the cumulative catch-up method, and the impact of adoption was to recognise a right of use asset of £833k and a lease liability of £833k on 1 January, 2019.

Fair Value Measurement

Management have assessed the categorisation of the fair value measurements using the IFRS 13 fair value hierarchy. Categorisation within the hierarchy has been determined on the basis of the lowest level of input that is significant to the fair value measurement of the relevant asset as follows;

Level 1 - valued using quoted prices in active markets for identical assets

Level 2 - valued by reference to valuation techniques using observable inputs other than quoted prices included within Level 1;

Level 3 - valued by reference to valuation techniques using inputs that are not based on observable market data.

Share based payments

The calculation of the fair value of equity-settled share based awards and the resulting charge to the statement of comprehensive income requires assumptions to be made regarding future events and market conditions. These assumptions include the future volatility of the Company’s share price. These assumptions are then applied to a recognised valuation model in order to calculate the fair value of the awards.

Where employees, directors or advisers are rewarded using share based payments, the fair value of the employees’, directors’ or advisers’ services are determined by reference to the fair value of the share options/warrants awarded. Their value is appraised at the date of grant and excludes the impact of any nonmarket vesting conditions (for example, profitability and sales growth targets). Warrants issued in association with the issue of Convertible Loan Notes are also considered as share based payments and a share based payment charge is calculated for these too.

In accordance with IFRS 2, a charge is made to the statement of comprehensive income for all share-based payments including share options based upon the fair value of the instrument used. A corresponding credit is made to a share based payment reserve - options, in the case of options/warrants awarded to employees, directors, advisers and other consultants.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options/warrants expected to vest. Non market vesting conditions are included in assumptions about the number of options / warrants that are expected to become exercisable.

Estimates are subsequently revised, if there is any indication that the number of share options/warrants expected to vest differs from previous estimates. No adjustment is made to the expense or share issue cost recognised in prior periods if fewer share options ultimately are exercised than originally estimated.

Upon exercise of share options/warrants, the proceeds received are allocated to share capital with any excess being recorded as share premium.

Where share options are cancelled, this is treated as an acceleration of the vesting period of the options. The amount that otherwise would have been recognised for services received over the remainder of the vesting period is recognised immediately within the Statement of Comprehensive Income.

All goods and services received in exchange for the grant of any share based payment are measured at their fair value.

Other non-current assets

Other non- current assets are currently measured at cost less accumulated impairment. The asset is not yet being amortised since it is not yet in the condition necessary for it to be capable of operating in the manner intended by management.

Convertible loan notes

Where there is no option to repay in cash or the Company has the choice of settlement, and the interest rate is fixed

The Group considers these to be convertible equity instruments and records the principal of the loan note as an equity in a Convertible loan note reserve. The accrued interest on the principal amount, for which there is no obligation to settle in cash, is also recorded in the Convertible loan note reserve. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the convertible loan note reserve to share capital and share premium.

Where the above conditions are not met

The Group considers these to be convertible debt instruments and records the principal of the loan note as a debt liability in the liabilities section of the statement of financial position. The accrued interest on the principal amount is recorded in the income statement and as an increase in the debt liability. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the debt liability to share capital and share premium.

Under IAS 32 the liability and equity components of convertible loan notes must be presented separately on the statement of financial position. The Group has examined the terms of each issue of convertible loan notes and determined their accounting treatment accordingly. Convertible loan notes are treated differently depending upon a number of factors.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial information in accordance with generally accepted accounting practice, in the case of the Group being International Financial Reporting Standards (‘IFRS’) as adopted by the European Union, requires the directors to make estimates and judgements that affect the reported amount of assets, liabilities, income and expenditure and the disclosures made in the financial statements. Such estimates and judgements must be continually evaluated based on historical experience and other factors, including expectations of future events.

When entering into agreements with third parties which provide the rights to conduct research into specific biological processes the group account for these agreements as an expense if the agreements are ‘milestone’ in nature and relate to the Group’s own research and development costs. Such agreements involve periodic payments and are evaluated as representing payments made to fund research.

The only other critical accounting estimates and judgements in the preparation of the financial statements were fair value estimates used in the calculation of share based payments and warrants which have been detailed above in note 2, accounting policies, and note 8, share based payments, to the accounts.

4.	Accounting for Warrants – Prior period adjustment

During the year, the Group reviewed its accounting treatment for warrants. The Group has warrants that had been issued in lieu of fees and warrants that had been issued as an additional incentive for investors to enter into a Convertible Loan Note agreement.

Warrants issued in lieu of fees

In prior years the fair value at date of grant had been expensed to the Statement of Income based on the vesting period of the warrant. The Group recognises that the fair value at the date of grant should be recognised over the life of the service for which the warrant was provided.

Warrants issued as incentive

In prior years the fair value at date of grant had been expensed to the Statement of Income based on the vesting period of the warrant. The Group recognises that the fair value of the warrants should be recognised as a cost of fundraising and fully recognised at the date of issuance of the Convertible Loan Note.

The adjustments have impacted the prior period and earlier periods and the impact on the financial statements is as follows:

	1 January 2019	Adjustment	1 January 2019
Consolidated Balance Sheet (Extract)	£’000	£’000	£’000 (Restated)

Share Premium	25,894	(777)	25,117
Share based payment reserve (warrants)	548	851	1,399

Retained Earnings	(35,766)	(74)	(35,840)

Total Equity	411	-	411

	30 June 2019	Adjustment	30 June 2019
Consolidated Balance Sheet (Extract)	£’000	£’000	£’000 (Restated)

Share Premium	25,897	(777)	25,120
Share based payment reserve (warrants)	611	787	1,398

Retained Earnings	(39,453)	(10)	(39,463)

Share Total Equity	(2,993)	-	(2,993)

	30 June 2019	Adjustment	30 June 2019
Consolidated Statement of Comprehensive Income (Extract)	£’000	£’000	£’000 (Restated)

Operating Expenses	(2,201)	63	(2,138)

Loss before taxation	(3,713)	63	(3,650)

5.	OPERATING LOSS

The Group’s operating loss for the year is stated after charging the following:

	6 months to 30 June 2020	Restated 6 months to 30 June 2019	12 months to 31 Dec 2019
	(Unaudited)	(Unaudited)
	£’000	£’000	£’000

License Fees	-	-	433
Depreciation of Property, Plant and Equipment	2	7	4
Depreciation (Right-of-use asset)	33	194	192
Foreign exchange losses	(128)	(136)	129

6.	Earnings per share

Basic earnings per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the year.

	6 months to 30 June	Restated 6 months to 30 June	12 months to 31 Dec
	2020	2019	2019
	(unaudited)	(unaudited)

Total comprehensive loss for the period (£’000)	(3,911)	(3,623)	(7,306)

Basic and diluted weighted average number of shares	150,224,119	136,463,818	136,482,627

Basic and diluted loss per share - pence	(2.6)	(2.6)	(5.4)

As the Group is reporting a loss from continuing operations for the period then, in accordance with IAS 33, the share options are not considered dilutive because the exercise of the share options would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the Statement of comprehensive income are therefore identical. All earnings per share figures presented above arise from continuing and total operations and therefore no earnings per share for discontinued operations are presented.

7.	PROPERTY, PLANT AND EQUIPMENT

Details of the Groups property, plant and equipment are as follows:

	Furniture and fixtures	IT equipment	Total
	£’000	£’000	£’000
Cost
At 1 January 2020	12	28	40
Additions	1	2	3
Disposals	-	-	-

At 30 June 2020	13	30	43

Depreciation
At 1 January 2020	9	26	35
Charge in period	2	1	3

At 30 June 2020	11	27	39

Net book value as at 30 June 2020	2	3	5

Net book value as at 30 June 2019	4	1	5

Net book value as at 31 December 2019	3	2	5

8.	Trade and other receivables

	(unaudited) 30 June 2019	Restated (unaudited) 30 June 2019	31 Dec 2019
	£’000	£’000	£’000

Trade and other receivables	1,011	84	212
Related party receivable	609	150	245
Prepayments	393	11	21
	2,013	245	478

9.	Share based payments

Options

The Group operates share-based payment arrangements to remunerate Directors and key employees in the form of a share option scheme. The exercise price of the option is normally equal to the market price of an ordinary share in the Company at the date of grant.

At the General Meeting held on May 6th, 2020, a resolution was passed to reprice existing share options to employees and directors. The Remuneration Committee, comprising the two independent non-executive directors were asked by the Board to review the current awards outstanding and make recommendations to the Board. The Company’s share price has seen some significant spikes reflecting investor reaction to the work of the staff and executive team in identifying new opportunities and the Remuneration Committee was keen that, given the original timing of its remit, that it was able to take the “undisturbed” share price into account in reaching a fair result.

The conclusions of the Remuneration Committee were that the only sensible way in which to address the situation was that (i) all existing options held by the relevant individuals (including all non-managerial staff staff members) be surrendered and new options be granted; (ii) the new options to reflect an immediate vesting percentage equal to the vested element of the old awards; but (iii) the new options to be subject to strict criteria on any sale of shares arising from awards for two years post the relevant vesting dates; and (iv) all vested element of such awards to be subject to claw-back in the event that the recipient ceased to be a director or employee within two years of the award being made. The same terms to be applied to all directors and employees holding option awards. The Remuneration Committee selected an exercise price of 35p per share (which was above the average prevailing share price in January 2020, February 2020 and early March 2020 and above the actual share price in late March following the fundraise. 11,409,403 options were repriced and these have all been treated as option modifictions.

	June 2020		June 2019
	Options (‘000)	Weighted Average exercise price (pence)	Options (‘000)	Weighted Average exercise price (pence)

Outstanding at 1 January	16,379	86	18,617	84
Granted	2,370	35	-	-
Forfeited	(50)	(160)	(1,480)	(46)
Exercised	(420)	(23)
Cancelled	-	-	-	-

Outstanding at 31 December	18,279	59	17,137	88

Exercisable at 31 December	5,521	32	5,236	39

420,000 options were exercised during the period to June 30 2020.

The total outstanding fair value charge of the share option instruments is deemed to be approximately £4,755k (2019: £4,484k).

The Company has used the Black-Scholes option pricing model to estimate the fair value of the options applying the assumptions below.

Historical volatility relies in part on the historical volatility of a group of peer companies that management believes is generally comparable to the Company.

The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.

The Company has estimated a forfeiture rate of zero.

For the options issued with a market condition attached, the Directors have used the Monte Carlo simulation to estimate the fair value of these options, the Company uses the following methods to determine its underlying assumptions:

●	expected volatilities are based on the historical volatilities of the market

●	the expected term of the awards is based on managements’ assessment of when the market condition is likely to be achieved of 15 years; and

●	a range of fair value’s per share were produced and management have determined the most appropriate value based on their knowledge of the market and vesting conditions being fulfilled.

Warrants

On 2nd March 2015, warrants were granted over 600,000 shares at an exercise price of £0.50 per share in lieu of the issue of options. The warrants are exercisable until 31 December 2021.

On 31st May 2015, warrants were granted over 292,500 shares at an exercise price of £0.66 per share in lieu of fundraising fees. The warrants are exercisable until 31 May 2022.

On 11th November 2017, warrants were granted over 100,000 shares at an exercise price of £1.60 per share in conjunction with a Convertible Loan Note. The warrants are exercisable until 20 November 2022.

On 11th December 2017, warrants were granted over 183,333 shares at an exercise price of £1.60 per share in conjunction with a Convertible Loan Note. The warrants are exercisable until 11 December 2023.

On 15th December 2017, warrants were granted over 196,667 shares at an exercise price of £1.60 per share in conjunction with a Convertible Loan Note. The warrants are exercisable until 15 December 2023.

On 16th January 2018, warrants were granted over 63,334 shares at an exercise price of £1.60 per share in lieu of fundraising fees. The warrants are exercisable until 15 January 2024.

On 22nd January 2018, warrants were granted over 133,333 shares at an exercise price of £1.60 per share in conjunction with a Convertible Loan Note. The warrants are exercisable until 22 January 2024.

On 5th March 2018, warrants were granted over 78,000 shares at an exercise price of £1.60 per share in lieu of fundraising fees. The warrants are exercisable until 5 March 2024.

On 19th April 2018, warrants were granted over 51,563 shares at an exercise price of £0.8 per share in lieu of fundraising fees. The warrants are exercisable until 19 April 2024.

On 28th November 2018, warrants were granted over 185,000 shares at an exercise price of £0.8 per share in lieu connection with the issuance and conversion of a loan. The warrants are exercisable until 27 November 2023.

On 28th November 2018, warrants were granted over 150,000 shares at an exercise price of £0.8 per share in connection with the issuance and conversion of a loan. The warrants are exercisable until 27 November 2023.

On 31st October 2019, warrants were granted over 185,950 shares at an exercise price of £0.42 per share in in lieu of fundraising fees. The warrants are exercisable until 31 October 2024. In January 2020, an additional 256,788 warrants were granted with the same terms.

On 31st October 2019, warrants were granted over 1,289,372 shares at an exercise price of £0.42 per share in connection with the issuance of a convertible loan note. The warrants are exercisable until 31 October 2024. In January 2020, an additional 1,780,562 warrants were granted with the same terms.

On 21st January 2020, warrants were granted over 285,714 shares at an exercise price of £0.35 per share in in lieu of fundraising fees. The warrants are exercisable until 21 Janaury 2023.

As disclosed in Note 3, the Group has made an adjustment to its accounting treatment of warrants this year.

The Directors have estimated the fair value of the warrants in services provided using the Black-Scholes valuation model and assumptions above.

	2020	2019	2018	2017	2015

Weighted average share price	£0.35	£0.42	£0.67	£1.60	£0.55

For each set of warrants, the charge has been expensed over the service period. A share-based payment charge for the year of £nil (2019 restated: £nil) has been expensed in the statement of comprehensive income.

10.	Convertible loan notes

Planwise Convertible Loan Notes 2016

From the date of the reverse acquisition a convertible loan note of £200,000 was in existence as detailed in the Admission Document dated 31 March 2014. Proceeds of the subscriptions for the notes are to be used exclusively to finance the Group’s ongoing working capital requirements. The terms of the loan note are that the loan notes, plus accrued interest at a rate of 4 per cent above Bank of England base rate per annum, will convert into ordinary shares in the Company at a price of £0.10 per share at the election of Planwise any time after the second anniversary of the re-admission to AIM on 24 April 2014.

Accounting for the convertible debt instrument

The net proceeds received from the issue of the Planwise Convertible Loan Note 2016 has been recorded as a debt liability in the Statement of financial position and the accrued interest charged to the Statement of comprehensive income and the debt liability. The liability for the convertible debt instrument at 30 June 2020 is;

	Planwise Convertible Loan Note 2020	Planwise Convertible Loan Note 2019
	£000	£000

Convertible loan notes issued	200	200
Accrued interest	52	47

	252	247

11.	Trade and other payables

	(unaudited) 30 June 2020	Retsated (unaudited) 30 June 2019	12 months to 31 Dec 2019
	£’000	£’000	£’000

Convertible loan note liability	252	247	-
Trade and other payables	2,604	3,286	3,178
Accruals	1,741	795	1,673
Related party payable	-	399	451
	4,597	4,727	5,302

12.	Finance income and costs

	(unaudited) 30 June 2020	Restated (unaudited) 30 June 2019	12 months to 31 Dec 2019
	£’000	£’000	£’000

Finance Income

Finance income received on net investment in lease	-	-	1
	-	-	-

Finance Expenses

Finance charge accrued on convertible loan notes	-	-	49
Interest expense on lease liabilities	5	5	24

	5	5	73

	5	5	72

13.	FINANCE LEASE RECEIVABLES

In November 2019, the Group subleased one of its leased office spaces. The sublease has been classified as a finance lease receivable.

	(unaudited) 30 June 2020	Restated (unaudited) 30 June 2019	12 months to 31 Dec 2019
	£’000	£’000	£’000

Current	-	-	-
Non-current	236	-	113
	236	-	113

The undiscounted lease payments to be received over the next 5 years are as follows:

	1 Year	2 years	3 or more years
	£000	£000	£000

Undiscounted lease payments receivable	145	49	-

	145	49	-

The undiscounted lease payments do not include a discount factor charge of £5k.

During the six months to June 30, 2020, the Group received £46k of income from its subleasing activities.

Finance Lease Receivable	30 June 2020
£000

Finance Lease receivable as at 1 Jan 2020	236
Sublease income	(46)

190

14.	LEASES

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

IFRS16 was adopted 1 January 2019 without restatement of comparative figures. The following policies apply subsequent to the date of initial application, 1 January 2019.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any short-term leases or leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment.

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

During the six months to 30 June 2020, the Group sublet one of its office spaces. This has been recognised as a writeback of the associated right of use asset and the recognition of a finance lease receivable for the value of the sublease.

Right-of-use assets	30 June	31 Dec
	2020	2019
	£000	£000

At 1 January	329	833
Additions	-	-
Depreciation	(33)	(194)
Finance lease receivable	-	(249)
Loss on disposal	-	(56)
Foreign exchange movements	12	(5)

	308	329

	30 June 2020	31 Dec 2019
	£’000	£’000

Lease Liabilities

At 1 January 2020	623	833
Interest expense	10	24
Lease payments	(94)	(234)
	539	623

Lease liabilities are presented in the statement of financial; position as follows:

	30 June	31 Dec
	2020	2019
	£000	£000
Current	231	212
Non-current	308	411

	539	623

The lease liabilities are secured by the related underlying assets. Future minimum lease payments as at 30 June 2020 were as follows:

	Minimum lease payment due
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total

30 June 2020
Lease payments	245	134	190	-	569
Finance Charges	(14)	(8)	(8)	-	(30)
Net Present Values	231	126	182		539

15.	Post balance sheet events

On 24 July 2020,  the Company announced that it has allotted and issued 88,580 ordinary shares of 3 pence each credited as fully paid in respect of the exercise of 88,580 warrants at a price of 93 pence per share, yielding £82,379 in cash proceeds for the Company.

On 31 July 2020 - the Company announced that during the calendar month of July, it had issued a total of 2,043,000 ordinary shares under the Company’s ATM sales agreement (announced on 15 April 2020) to meet sales of a total of 408,600 ADSs under the ATM sales agreement, totaling gross proceeds of $4,371,289.

On 5 August 2020, the Company announced the closing of its registered direct offering of American Depositary Shares (“ADSs”) on the NASDAQ Global Market. As of 3 August 2020, the Company issued 11,009,615 ADSs (representing 22,019,230 new ordinary shares of nominal value £0.03 each in the capital of the Company at a price of $5.20 per ADS raising gross proceeds of approximately $57.25 million (before deducting placement agent fees and offering expenses).

On 26 August 2020, the Company, awarded 250,000 options each to Willy Simon and John Brancaccio. The options are exercisable at a price of 147.5 pence per share (being the mid-market closing price of the Company’s shares traded on AIM on 25 August 2020). The options will vest over 4 years and in tranches so that each tranche would vest on a standalone or aggregated basis should the total shareholder return in each financial year be equal to, or exceed, 10%, as reported in the annual report and accounts for the Company for the relevant financial year and the first measurement period being in respect of the financial year ended 31 December 2020, with the decision as whether vesting had occurred to be taken on the business day following the publication of the relevant financial results.

On 27 August 2020, the Company, announced that it has allotted and issued 600,000 ordinary shares of 3 pence each credited as fully paid in respect of the exercise of 600,000 warrants at a price of 50 pence share, yielding £300,000 in cash proceeds for the Company.

On 16 September 2020, the Company, announced its plans for demerging its StemPrintER asset into a separate and independently listed public company, Accustem Sciences Limited. The Company will hold a shareholders meeting on October 2, 2020 to vote on the planned demerger. As part of the demerger, Tiziana will provide the new entity with $1.3M in cash. Accustem Sciences intends to list on the London Stock Exchange (LSE) in late Q4 2020, and potentially a dual listing on NASDAQ in 2021. To effect the demerger, Tiziana plans to distribute a 1:1 share dividend to its shareholders with a record date of 0700 London time on October 30, 2020.

On 21 September 2020, the Company, announced that it had allotted and issued 281,250 ordinary shares of 3 pence each credited as fully paid at a price of 128 pence per share in respect of agreements reached with scientific advisory board members concerning the commuting of cash fees into equity.